UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Oak Street Health, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67181A107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Newlight Harbour Point SPV LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,204,150
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,204,150
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,204,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Newlight Partners LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,204,150
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,204,150
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,204,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Newlight GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,204,150
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,204,150
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,204,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Ravi Yadav
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,204,150
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,204,150
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,204,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons David Wassong
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 50,204,150
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 50,204,150
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,204,150
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 20.8%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Oak Street Health, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

30 W. Monroe Street Suite 1200 Chicago, Illinois 60603

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)       Newlight Harbour Point SPV LLC (“Newlight Harbour Point SPV”)

(ii)      Newlight Partners LP (“Newlight Partners”)

(iii)     Newlight GP LLC (“Newlight GP”)

(iv)     Ravi Yadav

(v)      David Wassong

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: c/o Newlight Partners LP 320 Park Avenue New York, NY 10022-4608

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

67181A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)      Amount beneficially owned:

Newlight Harbour Point SPV directly holds 50,204,150 shares (the “Shares”) of Common Stock of the Issuer, or 20.8% of the outstanding shares of Common Stock of the Issuer, based on 240,828,714 shares of Common Stock of the Issuer outstanding as of December 2, 2020, as reported in the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 4, 2020.

Newlight Partners controls Newlight Harbour Point SPV and serves as the exclusive investment manager to its client in respect of the Shares. The general partner of Newlight Partners is Newlight GP, which is controlled by David Wassong and Ravi Yadav. In such capacities, each of the entities and individuals referenced in this paragraph may also be deemed to be the beneficial owners having shared voting power and shared investment power with respect to the Shares.

Pursuant to a Sponsor Director Nomination Agreement, dated as of August 10, 2020 (the “Director Nomination Agreement”), among General Atlantic (OSH) Interholdco, L.P. (“GA OSH”), Newlight Harbour Point SPV and the Issuer, GA OSH has agreed to certain arrangements with respect to the shares of common stock reported herein, including to vote to elect certain individuals nominated by each of GA OSH and its affiliates and Newlight Harbour Point SPV and its affiliate to the Issuer’s board of directors in accordance with the terms of the Director Nomination Agreement.

By virtue of the Sponsor Director Nomination Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, GA OSH and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission on December 4, 2020, such a “group” would be deemed to beneficially own an aggregate of 126,278,767 shares of common stock, or 52.4% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Director Nomination Agreement. This Schedule 13G does not reflect any shares of Common Stock beneficially owned by GA OSH.

(b)       Percent of Class:

See responses to Item 11 on each cover page.

(c)       Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)          Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)           Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      February 12, 2021

Newlight Harbour Point SPV LLC

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Newlight Partners LP
By: Newlight GP LLC, it general partner

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021
Exhibit B	Power of Attorney, dated as of February 12, 2021

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share, of Oak Street Health, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:      February 12, 2021

Newlight Harbour Point SPV LLC

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Newlight Partners LP
By: Newlight GP LLC, it general partner

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name: David Taylor
Title:	Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

Know all by these presents that each of the undersigned, does hereby make, constitute and appoint David Taylor as a true and lawful attorney-in-fact of such undersigned with full powers of substitution and revocation, for and in the name, place and stead of such undersigned (in such undersigned’s individual capacity), to execute and deliver such forms that such undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of such undersigned’s ownership of or transactions in securities of Oak Street Health, Inc. (i) pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, including without limitation, statements on Form 3, Form 4 and Form 5 (including any amendments thereto), (ii) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules promulgated thereunder and (iii) in connection with any applications for EDGAR access codes, including without limitation the Form ID. The Power of Attorney shall remain in full force and effect until such undersigned is no longer required to file Forms 3, 4 and 5 with regard to his or her ownership of or transactions in securities of Oak Street Health, Inc., unless earlier revoked in writing. Each of the undersigned acknowledges that David Taylor is not assuming any of such undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934, as amended.

Dated:      February 12, 2021

Newlight Harbour Point SPV LLC

By:	/s/ Srdjan Vukovic
Name: Srdjan Vukovic
Title:	Managing Director

Newlight Partners LP
By: Newlight GP LLC, its general partner

By:	/s/ Ravi Yadav
Name: Ravi Yadav
Title:	Manager

Newlight GP LLC

By:	/s/ Ravi Yadav
Name: Ravi Yadav
Title:	Manager

By:	/s/ Ravi Yadav
Name: /s/ Ravi Yadav

By:	/s/ David Wassong
Name: David Wassong